UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Cidara Therapeutics, Inc.

(Name of Subject Company)

Cidara Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

171757206

(CUSIP Number of Class of Securities)

Jeffrey Stein, Ph.D.

President and Chief Executive Officer

Cidara Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 101

San Diego, CA 92121

(858) 752-6170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden

Rama Padmanabhan

Charles J. Bair

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Cidara Therapeutics, Inc., a Delaware corporation (the “Company” or “Cidara”), with the Securities and Exchange Commission (the “SEC”) on December 5, 2025, relating to the Tender Offer Statement on Schedule TO filed with the SEC on December 5, 2025 by Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Merck”), Caymus Purchaser, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Merck (“Purchaser”) and Merck & Co., Inc., in respect of the tender offer to acquire (i) all of the outstanding shares of common stock of Cidara, par value $0.0001 per share (the “Common Shares”) for $221.50 per Common Share, in cash, without interest, subject to any applicable withholding taxes, and (ii) all of the outstanding shares of Series A Convertible Voting Preferred Stock of Cidara, par value $0.0001 per share (the “Series A Shares”) for $15,505.00 per Series A Share, in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and in the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and together with the Offer to Purchase and the Letter of Transmittal, the “Offer”), copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1), (a)(2) and (a)(3), respectively.

This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph under the section titled “U.S. Antitrust” on page 54 in its entirety and replacing it with the following:

“On December 19, 2025, effective as of 10:30 a.m., Eastern Time, the FTC granted early termination of the waiting period under the HSR Act. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIDARA THERAPEUTICS, INC.

By:	/s/ Jeffrey Stein
Name:	Jeffrey Stein
Title:	President and Chief Executive Officer

Dated: December 19, 2025